Filed Pursuant to Rule 433

Registration No. 333-194385

FINAL TERM SHEET

Dated October 29, 2015

DOVER CORPORATION

$400,000,000 3.150% Notes due 2025

Issuer:	Dover Corporation

Title of Securities:	3.150% Notes due 2025 (the “Notes”)

Legal Format:	SEC registered

Aggregate Principal Amount:	$400,000,000

Issue Price (Price to Public):	99.225% of principal amount plus accrued interest, if any, from November 3, 2015

Maturity:	November 15, 2025

Coupon (Interest Rate):	3.150%

Benchmark Treasury:	2.000% due August 15, 2025

Spread to Benchmark Treasury:	107 basis points (1.070%)

Benchmark Treasury Price and Yield:	98-16; 2.171%

Yield to Maturity:	3.241%

Interest Payment Dates:	May 15 and November 15 of each year, beginning on May 15, 2016

Interest Record Dates:	May 1 and November 1

Redemption Provisions:	Make-whole call at any time prior to August 15, 2025 (the date that is three months prior to maturity) at a discount rate of the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest to, but not including, the redemption date. Callable at any time on or after August 15, 2025 (the date that is three months prior to maturity) at 100%, plus accrued and unpaid interest to, but not including, the redemption date

Change of Control Offer:	As described in the preliminary prospectus supplement, dated October 29, 2015

Trade Date:	October 29, 2015

Settlement Date:	T+3; November 3, 2015

Joint Booking-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Mizuho Securities USA Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

CUSIP:	260003 AM0

ISIN:	US260003AM01

Ratings*:	A2 (Stable Outlook) (Moody’s); A (Negative Outlook) (S&P); A (Stable Outlook) (Fitch)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Change from the Preliminary Prospectus Supplement:

The total capitalization figure appearing in the “Actual” column of the capitalization table appearing on page S-7 of the Preliminary Prospectus Supplement is deemed deleted and is replaced with $6,252,552.

The offer and sale of the Notes to which this final term sheet relates have been registered by Dover Corporation by means of a registration statement on Form S-3 (SEC File No. 333-194385).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.